FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... March........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date... March 4, 2010....	By...../s/....Masashiro Kobayashi.......................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Concerning Results of Tender Offer for Shares of Océ N.V.

March 4, 2010
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Results of Tender Offer for Shares of Océ N.V.
At a Board of Directors meeting held on November 16, 2009, Canon Inc. (the “Company”) adopted a resolution to acquire the issued and outstanding ordinary shares in the capital of Océ N.V. (NYSE Euronext in Amsterdam, Code OCE; “Target Company”) by tender offer (the “Tender Offer”). The Company hereby announces as follows the results of the Tender Offer that commenced on January 29, 2010 and expired on March 1, 2010.
1.	Overview of Tender Offer
(1)	Name and Address of Target Company Océ N.V. Venlo, the Netherlands
(2)	Class of Share Certificates, etc. subject to Tender Offer, etc Ordinary shares
(3)	Period of the Tender Offer From January 29, 2010 to March 1, 2010
(4)	Purchase Price in the Tender Offer 8.60 euro per ordinary share
2.	Results of the Tender Offer
(1)	Status of the Tender
On the closing date of the Tender Offer, if the number of Tendered Shares together with the Shares that were directly or indirectly held at the time by the Company represented less than 85% of all Shares, the Company has the right to terminate the Tender Offer. The Company waives this offer condition and declares the Tender Offer unconditional. With this, all of the tendered share certificates, etc will be purchased.
(2)	Number of Share Certificates, etc. subject to Tender Offer, etc 36,520,160 ordinary shares
(3)	Changes in Holding Ratio of Share Certificates, etc. after the Tender Offer

Number of share certificates, etc. owned by the Company before the Tender Offer	24,018,597 Share	(Holding ratio of share certificates, etc. before the Tender Offer 28.3% )
Number of share certificates, etc. owned by the Company after the Tender Offer	60,538,757 Share	(Holding ratio of share certificates, etc. after the Tender Offer 71.3% )
Total Number of share certificates, etc. of the Target Company	84,871,320 Shares

2. Policy, etc. After the Tender Offer and Outlook
Under the rules and regulations of the Netherlands, after publicly declaring the Tender Offer unconditional on March 4, 2010, shareholders who have not yet tendered their Shares under the Tender Offer will be granted the opportunity to tender their Shares in a post-acceptance period commencing March 5, 2010 and expiring March 19, 2010 (the “Post-Acceptance Period”). Shareholders can tender their Shares for the same price per share of 8.60 euros.
The policies and impact on Canon’s performance due to the acquisition is still under investigation. In the case that Canon needs to revise its projection or any other item that it needs to make public, it will make prompt disclosure.
This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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